invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED
2006 DEC 18 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

06019309

4 December 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 10 notifications released to the London Stock Exchange concerning

(a) Invensys plc – Q2 & Interim Results
(b) Result of Tender Offer
(c) Invensys plc – Documents Lodged with the UK Listing Authority
(d) Invensys plc – Documents Lodged with the UK Listing Authority
(e) Notification of Major Interests in Shares
(f) Notification of Major Interests in Shares
(g) Notification of Major Interests in Shares
(h) Notification of Major Interests in Shares
(i) Notification of Major Interests in Shares
(j) Notification of Major Interests in Shares

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Copy to: Mr. T. Peterson
Mr. S. Wright

12/18

SEC NO 82 – 2142 RECEIVED

2006 DEC 18 A 7:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:1356N
Invensys PLC
01 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Barclays PLC through the legal entities listed in 4 below together with a breakdown between registered holders.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	6,329	0.0008
Barclays Capital Securities Ltd	3,834,253	0.4816
Barclays Life Assurance Co Ltd	914,502	0.1149
Barclays Capital Inc	1,437,698	0.1806
Barclays Global Investors Ltd	8,149,845	1.0236
Barclays Global Investors Australia Ltd	69,122	0.0087
Barclays Global Investors Canada Ltd	60,647	0.0076
Gerrard Ltd	190,736	0.0240
Barclays Global Investors Japan Ltd	79,014	0.0099
Barclays Global Fund Advisors	2,888,098	0.3627
Barclays Global Investors Japan Trust & Banking	907,240	0.1139
Barclays Global Investors, N.A.	5,391,293	0.6771
Barclays Private Bank and Trust Ltd	260	0.0000
Barclays Private Bank and Trust Ltd	1,634	0.0002
Group Holding	23,930,671	3.01

Registered Holder	Account	Designation	Holding
Bank of New York			56,754
Boiss Nominees Limited	4224361		823,986
Barclays Capital Nominees Limited			1,437,698
Barclays Capital Nominees Limited			3,628,136
Barclays Global Investors Canada			60,647
Barclays Trust Co & Others			59
Barclays Trust Co DMC69			5,631
Barclays Trust Co R69			639
Chase Nominees Ltd	16376		406,385
Chase Nominees Ltd	28270		274,428
Clydesdale Nominees HGB0125	00069358701		376
Clydesdale Nominees HGB0125	00100227401		1,258
Durlacher Nominees Ltd			206,117
Greig Middleton Nominees Limited (GM1)			19,701
Investors Bank and Trust Co.			2,888,098
Investors Bank and Trust Co.			4,910,259
JP Morgan (BGI custody)	16331		193,500
JP Morgan (BGI custody)	16341		446,574
JP Morgan (BGI custody)	16400		6,177,975
JP Morgan (BGI custody)	18409		741,499
JP Morgan Chase Bank			26,788
JP Morgan Chase Bank			69,122
JP Morgan Chase Bank			53,380
JP Morgan Chase Bank			907,240
Mellon Trust - US custodian			28,848
Mitsui Asset			14,504
R C Greig Nominees Limited			134,767
R C Greig Nominees Limited GP1			15,299
R C Greig Nominees Limited SA1			2,500
R C Greig Nominees Limited a/c AK1			16,263
R C Greig Nominees Limited a/c BL1			2,206
Reflex Nominees Limited			260
State Street Boston			368,644
Trust & Custody Services Bank			11,130
Total			23,930,671

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

28 November 2006

11) Date company informed

1 December 2006

12) Total holding following this notification

23,930,671

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for
making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 1 December 2006

RNS Number:0219N
Invensys PLC
30 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, L.P. has an interest are approximately 300 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

27 November 2006

11) Date company informed

30 November 2006

12) Total holding following this notification

86,263,206

13) Total percentage holding of issued class following this notification

10.83%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 30 November 2006

SEC NO 82 – 2142

RECEIVED
2006 DEC 18 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:7863M
Invensys PLC
27 November 2006

INVENSYS PLC ('the Company')

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, on 27 November 2006 we received notification from Barclays PLC that as of 21 November 2006 Barclays PLC no longer has a notifiable interest in the ordinary share capital of the Company.

Name of contact and telephone number for queries
Steve Devany, Vice President - Communications
020 7821 3758

Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: 27 November 2006

RNS Number:5000M
Invensys PLC
22 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, L.P. has an interest are approximately 300 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

17 November 2006

11) Date company informed

22 November 2006

12) Total holding following this notification

92,758,666

13) Total percentage holding of issued class following this notification

11.65%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 22 November 2006

RNS Number:2900M
Invensys PLC
17 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, L.P. has an interest are approximately 320 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

14 November 2006

11) Date company informed

17 November 2006

12) Total holding following this notification

101,402,536

13) Total percentage holding of issued class following this notification

12.74%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 17 November 2006

SEC NO 82 - 2142

RECEIVED
2006 DEC 18 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:9868L
Invensys PLC
13 November 2006

INVENSYS PLC ('the Company')

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, on 13 November 2006 we received notification from HBOS plc that as of 10 November 2006 HBOS plc and its subsidiary companies no longer have a notifiable interest in the ordinary share capital of the Company.

Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: 13 November 2006

RNS Number:8419L
Invensys PLC
09 November 2006

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the following documents have been lodged with the UK Listing Authority in accordance with the Listing Rules:

1. Invensys plc Interim Report for the six months ended 30 September 2006; and
2. Invensys plc Second Quarter Results for the three months ended 30 September 2006.

The documents will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary.

Date of notification: 9 November 2006

RNS Number:8777L
Invensys PLC
10 November 2006

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the advertisement of the Interim Results for the six months ended 30 September 2006 which was published in the Financial Times today have been lodged with the UK Listing Authority in accordance with the Listing Rules.

The document will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

The UK Listing Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 10 November 2006

invensys®

Invensys plc interim results for the six months ended 30 September 2006

Financial highlights

- Orders from continuing[1] operations were £1,367 million (H1 2005/06: £1,282 million)
- Revenue from continuing operations was £1,231 million (H1 2005/06: £1,164 million)
- Operating profit[2] from continuing operations was £106 million (H1 2005/06: £74 million)
- Operating margin[2] of continuing operations after corporate costs was 8.6% (H1 2005/06: 6.4%)
- Corporate costs increased to £18 million (H1 2005/06: £17 million)
- Net profit was £131 million (H1 2005/06: £13 million)
- Free cash outflow excluding legacy items was £17 million (H1 2005/06: inflow of £7 million)
- Net debt reduced by £466 million to £291 million at 30 September 2006.

Operating highlights

- Controls operating profit was down 5% at constant exchange rates (CER) to £28 million which was mainly driven by the loss of the IMServ EDF contract
- Process Systems operating profit rose 47% at CER to £43 million reflecting the benefits from both the strong end markets across the world (particularly oil and gas, petrochemicals and power generation) and the recent investment made in technology, overhead reduction and sales and marketing
- Rail Systems operating profit increased 65% at CER to £39 million demonstrating its strength within its core markets
- APV made an operating profit of £8 million compared with a profit of £2 million last year demonstrating good progress in improving the quality of its earnings through better project execution and increased focus upon product, spares and services revenue
- Eurotherm produced another steady performance with operating profit of £6 million broadly in line with last year

Outlook

The Group achieved a good performance in the first half of this financial year, which has seen some benefits from the continuing actions being taken within each of the businesses to improve their performance and reduce the quarterly variability of their results. Although the prospects for some of the Controls' markets are unpredictable, the Board remains confident that the Group will make further progress in the second half of the financial year.

Notes:

1 Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.

2 All references to operating profit and operating margin are stated before exceptional items.

Consolidated income statement for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Continuing operations			
Revenue	**1,231**	1,164	2,457
Operating profit before exceptional items	**106**	74	191
Exceptional items	**(15)**	(22)	(60)
Operating profit	**91**	52	131
Foreign exchange gains/(losses)	**27**	(21)	(33)
Exceptional finance costs – 2006 Refinancing	**(55)**	–	–
Net finance costs	**(43)**	(64)	(119)
Other finance charges – IAS 19	**(4)**	(3)	(5)
Profit/(loss) before taxation	**16**	(36)	(26)
Taxation	**(9)**	(11)	(12)
Profit/(loss) from continuing operations	**7**	(47)	(38)
Profit from discontinued operations	**124**	60	60
Net profit for the period	**131**	13	22
Attributable to:			
Equity holders of the parent	**131**	11	19
Minority interests	**–**	2	3
	131	13	22
Earnings/(loss) per share – continuing operations			
Earnings/(loss) per share (basic and diluted)	**1.0p**	(7.6)p	(6.2)p

Consolidated balance sheet at 30 September 2006 (unaudited)

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m
ASSETS			
Non-current assets	**693**	788	760
Current assets	**1,253**	1,652	1,414
Assets held for sale	**6**	18	54
	1,952	2,458	2,228
LIABILITIES			
Non-current liabilities	**(1,301)**	(2,150)	(1,876)
Current liabilities	**(902)**	(875)	(920)
Liabilities held for sale	**–**	(17)	(25)
	(2,203)	(3,042)	(2,821)
NET LIABILITIES	**(251)**	(584)	(593)
EQUITY			
Equity holders of parent	**(313)**	(651)	(659)
Minority interests	**62**	67	66
	(251)	(584)	(593)

Consolidated cash flow statement for the six months ended 30 September 2006 (unaudited)

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Cash flows from operating activities	**5**	(36)	(49)
Cash flows from investing activities	**125**	169	139
Cash flows from financing activities	**(279)**	(117)	(305)
Net (decrease)/increase in cash and cash equivalents	**(149)**	16	(215)
Cash and cash equivalents at beginning of period	**450**	638	638
Net foreign exchange difference	**(14)**	19	27
Cash and cash equivalents at end of period	**287**	673	450

Segmental analysis of revenue and operating profit* (unaudited)

	Revenue Six months ended 30 September 2006 £m	Revenue Six months ended 30 September 2005 £m	Revenue Year ended 31 March 2006 £m	Operating profit/(loss)* Six months ended 30 September 2006 £m	Operating profit/(loss)* Six months ended 30 September 2005 £m	Operating profit/(loss)* Year ended 31 March 2006 £m
Controls	**372**	383	788	**28**	30	64
Process Systems	**363**	339	725	**43**	29	81
Rail Systems	**248**	199	438	**39**	23	65
APV	**195**	185	388	**8**	2	–
Eurotherm	**53**	58	118	**6**	7	16
Corporate	**–**	–	–	**(18)**	(17)	(35)
Continuing operations	**1,231**	1,164	2,457	**106**	74	191

* Before exceptional items.

Notes

Financial information

The financial information included within this advertisement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. This information is extracted from the interim report for the six months ended 30 September 2006 and is an abridged version of that report. The interim results have been prepared under IFRS accounting policies. They include financial information for the year ended 31 March 2006 that is derived from the statutory accounts for that period. The financial information is unaudited. The statutory accounts of Invensys plc for the year ended 31 March 2006 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts in accordance with section 235 of the Companies Act 1985 and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The Independent Review Report to Invensys plc of the auditors included in the full interim report is as follows:

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of recognised income and expense and the related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The accounting policies are consistent with those that the directors intend to use in the next financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Ernst & Young LLP
London
8 November 2006

The full interim report can be found at **www.invensys.com**

Alternatively a copy can be requested from: Investor Relations, Invensys plc, Portland House, Bressenden Place, London SW1E 5BF
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879

RNS Number:8455L
Invensys PLC
09 November 2006

Result of Tender Offer

November 9, 2006 - Invensys plc, a public limited company incorporated and existing under the laws of England and Wales (the 'Company'), announced today the acceptance and the result of its partial cash tender offer (the 'Offer') for its outstanding U.S. Dollar 9.875% Notes due 2011 (the 'Notes'). The Offer expired on November 9, 2006 at 9:00 am New York time (the 'Expiration Date'). As of the Expiration Date, $256,015,000 in aggregate principal amount of the Notes had been validly tendered in connection with the Offer. As a result, the Company has accepted for payment all Notes validly tendered and not validly withdrawn at or prior to the Expiration Date on a pro-rata basis of approximately 0.70487, adjusted for rounding, totalling $180,408,000 aggregate principal amount. Following the offer, $177,092,000 aggregate principal amount will remain outstanding. Settlement is expected to occur on November 10, 2006.

Contacts:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
Maitland	Suzanne Bartch/Emma Burdett	tel: +44 (0) 20 7379 5151

Invensys plc
2006/07 Interim results
For the six months ended 30 September 2006

Financial highlights

- Orders from continuing[1] operations were £1,367 million (H1 2005/06: £1,282 million)
- Revenue from continuing operations was £1,231 million (H1 2005/06: £1,164 million)
- Operating profit[2] from continuing operations was £106 million (H1 2005/06: £74 million)
- Operating margin[2] of continuing operations after corporate costs was 8.6% (H1 2005/06: 6.4%)
- Corporate costs increased to £18 million (H1 2005/06: £17 million)
- Net profit was £131 million (H1 2005/06: £13 million)
- Free cash outflow excluding legacy items was £17 million (H1 2005/06: inflow of £7 million)
- Net debt reduced by £466 million to £291 million at 30 September 2006

Operating highlights

- Controls operating profit was down 5% at constant exchange rates (CER) to £28 million which was mainly driven by the loss of the IMServ EDF contract
- Process Systems operating profit rose 47% at CER to £43 million reflecting the benefits from both the strong end markets across the world (particularly oil and gas, petrochemicals and power generation) and the recent investment made in technology, overhead reduction and sales and marketing
- Rail Systems operating profit increased 65% at CER to £39 million demonstrating its strength within its core markets
- APV made an operating profit of £8 million compared with a profit of £2 million last year demonstrating good progress in improving the quality of its earnings through better project execution and increased focus upon product, spares and services revenue
- Eurotherm produced another steady performance with operating profit of £6 million broadly in line with last year

Outlook

The Group achieved a good performance in the first half of this financial year, which has seen some benefits from the continuing actions being taken within each of the businesses to improve their performance and reduce the quarterly variability of their results. Although the prospects for some of the Controls' markets are unpredictable, the Board remains confident that the Group will make further progress in the second half of the financial year.

Notes

1. *Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.*
2. *All references to operating profit and operating margin are stated before exceptional items.*

Please refer to Q2 Results 2006/07 press release issued on 9 November 2006 for further information

Invensys plc

Consolidated income statement (unaudited)

For the six months ended 30 September 2006

	Notes	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Continuing operations				
Revenue	1	1,231	1,164	2,457
Operating expenses before exceptional items		(1,125)	(1,090)	(2,266)
Operating profit before exceptional items	1	106	74	191
Exceptional items	3	(15)	(22)	(60)
Operating profit	2	91	52	131
Foreign exchange gains/(losses)	4	27	(21)	(33)
Exceptional finance costs - 2006 Refinancing		(55)	–	–
Finance costs		(54)	(77)	(150)
Finance income		11	13	31
Other finance charges - IAS 19		(4)	(3)	(5)
Profit/(loss) before taxation		16	(36)	(26)
Taxation - UK		–	–	4
Taxation - overseas		(9)	(11)	(16)
Profit/(loss) from continuing operations		7	(47)	(38)
Profit from discontinued operations	6	124	60	60
Net profit for the period		131	13	22
Attributable to:				
Equity holders of the parent		131	11	19
Minority interests		–	2	3
		131	13	22
Earnings/(loss) per share				
Continuing operations				
Earnings/(loss) per share (basic and diluted)	8	1.0 p	(7.6) p	(6.2) p
Discontinued operations				
Earnings per share (basic)	8	18.5 p	9.4 p	9.3 p
Earnings per share (diluted)	8	18.2 p	9.4 p	9.3 p

Invensys plc
Consolidated balance sheet (unaudited)
As at 30 September 2006

	Notes	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
ASSETS				
Non-current assets				
Property, plant and equipment		323	375	348
Intangible assets - goodwill		211	228	222
Intangible assets - other		83	80	81
Deferred income tax assets		8	10	8
Amounts due from contract customers		5	6	7
Other receivables		36	35	34
Other financial assets		19	13	18
Pension asset		8	41	42
		693	788	760
Current assets				
Inventories		227	237	212
Amounts due from contract customers		176	142	161
Trade and other receivables		557	592	583
Cash and cash equivalents		287	673	450
Current income tax receivable		3	–	4
Derivative financial instruments		3	8	4
		1,253	1,652	1,414
Assets held for sale	9	6	18	54
TOTAL ASSETS		1,952	2,458	2,228
LIABILITIES				
Non-current liabilities				
Borrowings		(576)	(1,359)	(1,191)
Provisions		(72)	(82)	(98)
Deferred income tax liabilities		(12)	(20)	(17)
Amounts due to contract customers		(38)	(21)	(26)
Other payables		(17)	(18)	(13)
Pension liability		(586)	(650)	(531)
		(1,301)	(2,150)	(1,876)
Current liabilities				
Trade and other payables		(549)	(569)	(600)
Amounts due to contract customers		(190)	(122)	(148)
Borrowings		(2)	(4)	(11)
Derivative financial instruments		(1)	(2)	(2)
Current income tax payable		(63)	(70)	(62)
Provisions		(97)	(108)	(97)
		(902)	(875)	(920)
Liabilities held for sale	9	–	(17)	(25)
TOTAL LIABILITIES		(2,203)	(3,042)	(2,821)
NET LIABILITIES		(251)	(584)	(593)
EQUITY				
Equity attributable to equity holders of the parent				
Equity share capital		80	57	57
Other reserves		4,166	3,874	3,881
Retained earnings		(4,559)	(4,582)	(4,597)
Equity holders of parent		(313)	(651)	(659)
Minority interests		62	67	66
TOTAL EQUITY		(251)	(584)	(593)

S Hare
Chief Financial Officer
8 November 2006

Invensys plc

Consolidated cash flow statement (unaudited)

For the six months ended 30 September 2006

	Notes	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Operating activities				
Operating profit				
Continuing operations	2	91	52	131
Discontinued operations	6	4	15	18
Depreciation of property, plant and equipment		26	28	57
Amortisation of intangible assets - other		7	7	14
Provision for impairment charged to operating profit		–	6	19
(Gain)/loss on sale of assets and operations	3	(3)	4	13
Sale of property, plant and equipment		4	1	2
Sale of subsidiaries		6	(1)	2
Non-cash charge for share-based payment		3	2	8
Increase in inventories		(27)	(20)	(9)
Increase in receivables		(6)	(16)	(12)
Increase in net amounts due to contract customers		45	42	51
Decrease in payables and provisions		(43)	(54)	(20)
Movement in pensions		4	(26)	(158)
Cash generated from operations		111	40	116
Income taxes paid		(8)	(11)	(25)
Interest paid		(69)	(65)	(140)
Net finance costs - 2006 Refinancing		(29)	–	–
Cash flows from operating activities		5	(36)	(49)
Investing activities				
Interest received		13	13	30
Purchase of property, plant and equipment		(24)	(20)	(46)
Expenditure on intangible assets - other		(11)	(13)	(22)
Purchase of subsidiaries		–	(1)	(1)
Sale of subsidiaries		150	214	206
Net cash disposed of on sale of subsidiaries		(2)	(21)	(24)
Dividends paid to minority interests		(1)	(3)	(4)
Cash flows from investing activities		125	169	139
Financing activities				
Issue of ordinary share capital		342	–	–
Share issue expenses		(19)	–	–
Facility fees capitalised		(19)	–	–
Increase in long-term borrowings		155	22	45
Repayment of short-term borrowings		–	(24)	(25)
Repayment of long-term borrowings		(737)	(112)	(320)
Capital element of finance lease repayments		(1)	(3)	(5)
Cash flows from financing activities		(279)	(117)	(305)
Net (decrease)/increase in cash and cash equivalents		(149)	16	(215)
Cash and cash equivalents at beginning of period		450	638	638
Net foreign exchange difference		(14)	19	27
Cash and cash equivalents at end of period		287	673	450

Invensys plc

Consolidated statement of recognised income and expense (unaudited)

For the six months ended 30 September 2006

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Gains on revaluation of available-for-sale investments taken to equity	-	-	2
Gains on cash flow hedges:			
Gains taken to equity	-	2	2
Transferred to income statement for the period	(2)	(2)	(2)
Exchange differences on translation of foreign operations	(16)	4	6
Foreign exchange gain transferred on disposal of operations	(1)	(1)	(1)
Actuarial loss recognised on defined benefit pension schemes	(96)	(64)	(88)
Taxation on items taken directly to or transferred from equity	-	-	(1)
Net expense recognised directly in equity	(115)	(61)	(82)
Net profit for the period	131	13	22
Total recognised income/(expense) for the period	16	(48)	(60)
Attributable to:			
Equity holders of the parent	19	(52)	(65)
Minority interests	(3)	4	5
	16	(48)	(60)

Invensys plc
Notes (unaudited)

1 Segmental analysis

	Six months ended 30 September 2006 Revenue £m	Six months ended 30 September 2005 Revenue £m	Year ended 31 March 2006 Revenue £m	Six months ended 30 September 2006 Operating profit/(loss) * £m	Six months ended 30 September 2005 Operating profit/(loss) * £m	Year ended 31 March 2006 Operating profit/(loss) * £m	Six months ended 30 September 2006 Operating profit/(loss) £m	Six months ended 30 September 2005 Operating profit/(loss) £m	Year ended 31 March 2006 Operating profit/(loss) £m
Business									
Controls	372	383	788	28	30	64	31	22	42
Process Systems	363	339	725	43	29	81	42	23	67
Rail Systems	248	199	438	39	23	65	39	23	65
APV	195	185	388	8	2	–	8	(3)	(14)
Eurotherm	53	58	118	6	7	16	6	7	11
Corporate	–	–	–	(18)	(17)	(35)	(35)	(20)	(40)
Continuing operations	1,231	1,164	2,457	106	74	191	91	52	131
Foreign exchange gains/(losses)							27	(21)	(33)
Exceptional finance costs - 2006 Refinancing							(55)	–	–
Finance costs							(54)	(77)	(150)
Finance income							11	13	31
Other finance charges - IAS 19							(4)	(3)	(5)
Profit/(loss) before taxation							16	(36)	(26)
Geographical analysis by origin									
United Kingdom	163	145	322	20	13	33	19	11	32
Rest of Europe	344	328	711	26	23	69	27	18	36
North America	467	463	948	53	40	88	54	29	80
South America	52	47	104	3	5	12	3	5	12
Asia Pacific	170	150	305	19	8	20	20	7	10
Africa and Middle East	35	31	67	3	2	4	3	2	1
Corporate	–	–	–	(18)	(17)	(35)	(35)	(20)	(40)
Continuing operations	1,231	1,164	2,457	106	74	191	91	52	131
Foreign exchange gains/(losses)							27	(21)	(33)
Exceptional finance costs - 2006 Refinancing							(55)	–	–
Finance costs							(54)	(77)	(150)
Finance income							11	13	31
Other finance charges - IAS 19							(4)	(3)	(5)
Profit/(loss) before taxation							16	(36)	(26)
Geographical analysis of revenue by destination									
United Kingdom	152	135	300						
Rest of Europe	341	331	716						
North America	440	437	894						
South America	56	52	113						
Asia Pacific	183	164	332						
Africa and Middle East	59	45	102						
Continuing operations	1,231	1,164	2,457						
Geographical analysis of discontinued operations by origin									
United Kingdom	–	36	54	–	(1)	(1)	–	(1)	(1)
Rest of Europe	–	28	28	–	3	3	–	3	3
North America	22	53	95	4	6	11	4	6	9
South America	–	–	–	–	–	–	–	–	–
Asia Pacific	2	73	75	–	7	7	–	7	7
Africa and Middle East	–	4	4	–	–	–	–	–	–
Discontinued operations	24	194	256	4	15	20	4	15	18

*Before exceptional items.

2 Operating profit

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Revenue	1,231	1,164	2,457
Cost of sales	(895)	(858)	(1,785)
Gross profit	336	306	672
Distribution costs	(6)	(8)	(17)
Administrative costs before exceptional items	(224)	(224)	(464)
Operating profit before exceptional items	106	74	191
Exceptional items (*note 3*)	(15)	(22)	(60)
Operating profit	91	52	131

3 Exceptional items

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Restructuring costs	(6)	(12)	(41)
Impairment: property, plant and equipment	–	(6)	(14)
Other exceptional items*	(12)	–	8
Gain/(loss) on sale of assets and operations	3	(4)	(13)
Exceptional items	(15)	(22)	(60)
Restructuring costs by business:			
Controls	(3)	(5)	(16)
Process Systems	(1)	(3)	(9)
APV	(2)	(4)	(13)
Eurotherm	–	–	(3)
	(6)	(12)	(41)

*Other exceptional items of £12 million (H1 2005/06: £nil, FY 2005/06: £8 million credit) relate to the augmentation of members' benefits in the Invensys Australian Supernannuation Fund (£17 million), which is wholly attributable to Corporate, and a credit from the release of product recall provisions (£5 million) within the Controls business.

4 Foreign exchange gains and losses

Foreign exchange gains in the half year of £27 million (HY 2005/06: losses of £21 million; FY 2005/06: losses of £33 million) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling.

Of the exchange gains in the half year, £12 million arose on dollar borrowings and £10 million arose on euro borrowings.

These foreign currency borrowings are held as an economic hedge by reference to the Group's underlying cash generation by currency. However, they are not accounted for as net investment hedges under IAS 39 and consequently exchange differences arising on these borrowings are recorded in the income statement.

5 Exceptional finance costs - 2006 Refinancing

£55 million (H1 2005/06: £nil; FY 2005/06: £nil) of exceptional finance costs have been charged to the income statement associated with the 2006 Refinancing. This comprises £29 million (H1 2005/06: £nil; FY 2005/06: £nil) of early redemption payments on facilities that have been cancelled and also the write-off of £26 million (H1 2005/06: £nil; FY 05/06: £nil) of unamortised facility fees relating to those cancelled facilities.

6 Profit from discontinued operations

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Profit from discontinued operations comprises the following:			
Revenue	24	194	256
Operating expenses before exceptional items	(20)	(179)	(236)
Operating profit before exceptional items	4	15	20
Exceptional items	-	-	(2)
Operating profit	4	15	18
Profit on assets divested	126	132	115
Charge of associated goodwill	(7)	(91)	(91)
Settlements and curtailments credit - IAS 19	-	5	19
Foreign exchange gain transferred on disposal of operations	1	1	1
Profit on disposal of operations	120	47	44
Profit before tax on discontinued operations	124	62	62
Taxation	-	(2)	(2)
Profit from discontinued operations	124	60	60

7 Reconciliation of cash flows from operating activities to free cash flow, excluding legacy items

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Cash flows from operating activities	5	(36)	(49)
Capital expenditure included within investing activities	(35)	(33)	(68)
Interest received	13	13	30
Facility fees capitalised within prepayments	(15)	-	-
Disposal of continuing operations	(6)	1	(2)
Disposal working capital movement	-	14	14
Free cash flow including legacy items	(38)	(41)	(75)
Add back net legacy items	21	48	175
Free cash flow excluding legacy items	(17)	7	100

The directors consider that the best measure of the Group's cash performance is free cash flow excluding legacy items as calculated above.

Legacy items relate to payments and receipts made in respect of legacy liabilities. These liabilities are specific liabilities that were classified as such at the time of the Group's refinancing in 2004. These legacy liabilities comprise pension funding obligations, environmental matters arising prior to March 2004, tax due from or in respect of years ending prior to March 2004, litigation and other settlements of actions or potential action, each arising prior to March 2004 and transition costs in connection with the reshaping of the Group in early 2003.

8 Earnings/(loss) per share

	Six months ended 30 September 2006	Six months ended 30 September 2005	Year ended 31 March 2006
Earnings/(loss) per share (pence)			
Continuing operations			
Basic and diluted	1.0 p	(7.6)p	(6.2)p
Before exceptional items, exceptional finance costs and foreign exchange gains and losses	7.5 p	(0.5)p	6.7 p
Discontinued operations			
Basic	18.5 p	9.4 p	9.3 p
Diluted	18.2 p	9.4 p	9.3 p
Total Group			
Basic	19.5 p	1.8 p	3.1 p
Diluted	19.2 p	1.8 p	3.1 p
Weighted average number of shares (million)*			
Basic	671	609	609
Effect of dilution - share options	13	-	3
Diluted	684	609	612
Earnings/(loss) (£m)			
Continuing operations			
Basic	7	(46)	(38)
Before exceptional items, exceptional finance costs and foreign exchange gains and losses			
Operating profit before exceptional items	106	74	191
Finance costs	(54)	(77)	(150)
Finance income	11	13	31
Other finance charges - IAS 19	(4)	(3)	(5)
Operating profit less net finance costs	59	7	67
Taxation on operating profit less net finance costs	(9)	(11)	(26)
Minority interests	-	1	-
	50	(3)	41
Discontinued operations			
Basic	124	57	57
Total Group			
Basic	131	11	19

The basic earnings/(loss) per share for the period has been calculated using 671 million shares (H1 2005/06: 609 million; FY 2005/06: £609 million), being the weighted average number of shares in issue during the period and the profit/(loss) after taxation and minority interests for continuing operations, discontinued operations, and total Group as shown above.

Earnings/(loss) per share is also calculated by reference to earnings/(loss) before exceptional items, exceptional finance costs and foreign exchange gains and losses with an undertying tax charge of £9 million for continuing operations (H1 2005/06: £11 million; FY 2005/06: £26 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings/(loss) per share has been calculated in accordance with IAS 33 Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of this interim report.

*Comparative figures for the weighted average number of shares have been restated after adjusting for the bonus element of the 2 for 5 Rights Issue and the share consolidation of one 10p share for every ten 1p shares in July 2006. The adjustment factor for the Rights Issue is 1.070588 calculated using 19.75p per share, being the closing price on 6 July 2006.

9 Assets and liabilities held for sale

Assets and liabilities held for sale as at 30 September 2006 consist of the Group's surplus freehold property portfolio. Assets and liabilities held for sale as at 30 September 2005 consist of the Group's surplus freehold property and the assets and liabilities of ABS EMEA, Lambda and Baker. Assets and liabilities held for sale as at 31 March 2006 consist of the Group's freehold property portfolio, the assets and liabilities of a small business within Process Systems, and the assets and liabilities of IBS.

10 Reconciliation of movements in equity

	Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Year ended 31 March 2006 £m
Opening equity	(593)	(476)	(476)
Adoption of IAS 39	-	10	10
As restated after adoption of IAS 39	(593)	(466)	(466)
Total recognised income/(expense) for the period	16	(48)	(60)
Share-based payment	4	1	8
Issue of share capital (net of issue expenses)	323	-	-
Disposal of minority interests	-	(71)	(73)
Dividends paid to minority interests	(1)	-	(2)
At end of period	(251)	(584)	(593)
Attributable to:			
Equity holders of the parent	(313)	(651)	(659)
Minority interests	62	67	66
	(251)	(584)	(593)
Effect of changes in accounting policy:			
Net gain on cash flow hedges on first-time adoption of IAS 39		4	4
Net gain on available-for-sale investments on first-time adoption of IAS 39		6	6
Increase in total equity		10	10

11 Basis of preparation

The Group prepares its annual financial statements on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. The financial information presented in this interim report has been prepared in accordance with the accounting policies expected to be used in preparing the annual financial statements for the year ended 31 March 2007, which do not differ significantly from those used for the most recent financial statements.

12 Financial information

This interim report was approved by a duly appointed and authorised committee of the Board of directors on 8 November 2006. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985. The financial information for the half year ended 30 September 2006 is unaudited. The financial information for the balance sheet as at 31 March 2006 has been extracted from statutory accounts on which an unqualified audit report has been issued.

The statutory accounts of Invensys plc for the year ended 31 March 2006 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts in accordance with section 235 of the Companies Act 1985 and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

13 Events after the balance sheet date

Tender for High Yield Bond

In order to reduce interest costs by using surplus cash to redeem expensive debt, the Group made a tender offer in October 2006 to acquire up to the maximum principal amount of $180 million of US Dollar 9.875% Notes due 2011. The tender is being financed by surplus cash arising mainly from the IBS disposal. At the early tender deadline on 25 October 2006, $256 million in principal amount had been validly tendered and the offer remains open until 2.00pm London time, 9 November 2006. As the tender has been oversubscribed, valid tenders will be accepted on a pro rata basis, for settlement on 10 November 2006.

Successful completion of the tender offer is expected to reduce the Group's net cash interest cost by £2 million in this financial year and by £6 million next year. The £9 million premium on redemption of these notes (compared with the £5 million premium that would have been paid to redeem the notes when they became callable in March 2008) will be charged as an exceptional finance cost in Q3 2006/07, together with the non-cash write-off of unamortised capitalised costs of £3 million.

14 Exchange rates

	Six months ended 30 September 2006 Average	Six months ended 30 September 2005 Average	Year ended 31 March 2006 Average
US$ to £1	1.84	1.82	1.79
Euro to £1	1.46	1.47	1.46

	As at 30 September 2006 Closing	As at 30 September 2005 Closing	As at 31 March 2006 Closing
US$ to £1	1.87	1.77	1.74
Euro to £1	1.47	1.47	1.43

INDEPENDENT REVIEW REPORT TO INVENSYS PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of recognised income and expense and the related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The accounting policies are consistent with those that the directors intend to use in the next financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Ernst & Young LLP
London
8 November 2006

Invensys

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

9 November 2006

2006/07 SECOND QUARTER RESULTS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006
Another good performance demonstrating further progress

Highlights

- Orders from continuing operations[1] were £635 million (Q2 2005/06: £657 million), down 2% at constant exchange rates (CER), with growth held back by delays in the formal awards of some large contracts at Rail Systems
- Revenue from continuing operations was £633 million (Q2 2005/06: £604 million), up 7% at CER
- Operating profit[2] from continuing operations was £61 million (Q2 2005/06: £45 million), up 41% at CER
- Operating margin[2] of continuing operations was 9.6% (Q2 2005/06: 7.5%)
- Net profit was £165 million (Q2 2005/06: £39 million), after crediting £120 million gain on the IBS[3] disposal
- Operating cash inflow excluding legacy items was £55 million (Q2 2005/06: £73 million)
- Free cash outflow excluding legacy items was £25 million (Q2 2005/06: £29 million inflow) after payment of £31 million costs relating to the 2006 Refinancing[4]
- Net debt at 30 September 2006 was £291 million (30 June 2006: £730 million[5]), after receipt of proceeds from the Rights Issue[4] and the IBS disposal

Ulf Henriksson, Chief Executive Officer of Invensys plc, commented:

"I am pleased with the overall progress that we have made in the second quarter which has enabled Invensys to report another good set of results. Orders were down slightly in the quarter mainly due to delays in the receipt of formal awards of some large contracts in Rail Systems. At CER, revenue was up 7% at £633 million, operating profit was up 41% at £61 million and operating cash flow excluding legacy items was £55 million, representing cash conversion of 90%[6].

"Process Systems and Rail Systems continue to perform well and I am encouraged that both APV and Controls are demonstrating that the actions we have taken to improve their performances are beginning to show results. In particular, Controls has been able to improve its underlying performance although there is weakening in demand within those parts of its business that serve the US new residential housing market.

"Our balance sheet now reflects the benefits of the 2006 Refinancing and the receipt of the proceeds of the IBS disposal, resulting in net debt of £291 million at the end of the quarter.

"The Group achieved a good performance in the first half of this financial year, which has seen some benefits from the continuing actions being taken within each of the businesses to improve their performance and reduce the quarterly variability of their results. Although the prospects for some of Controls' markets are unpredictable, the Board remains confident that the Group will make further progress in the second half of the financial year."

Contact

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
	Peter Niklewicz	tel: +44 (0) 20 7821 2121
Maitland	Emma Burdett/Suzanne Bartch	tel: +44 (0) 20 7379 5151

Notes

1. Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.

2. All references to operating profit (OPBIT) and operating margin in this announcement are before exceptional items.

3. Discontinued operations in 2006/07 comprise Invensys Building Systems operations in the US and Asia Pacific (IBS) and, in addition, ABS EMEA, Lambda and Baker in 2005/06.

4. Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise.

5. Total Group net debt at 30 June 2006 included £5 million of borrowings classified as "held for sale" in the consolidated balance sheet.

6. Cash conversion is calculated as operating cash flow (excluding legacy items) as a percentage of OPBIT.

Presentation and conference call

1. Ulf Henriksson, CEO, and Steve Hare, CFO, will be hosting a presentation to analysts and fund managers at 9.00 am London time this morning, which will also be available via a conference call:

   UK: +44 (0)20 7138 0816
   US: +1 718 354 1171
   No passcode is required

   The presentation will be audio webcast live with slides, which can be accessed by following the link at the following address:

   http://www.invensys.com/isys/

   A recording will be available at this address shortly after the completion of the call.

2. This announcement and the presentation materials for the conference call are also available at http://www.invensys.com/isys/

Safe Harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

OVERVIEW OF RESULTS

Quarter	Orders received £m		Revenue £m		Operating profit/(loss) £m		Operating margin %		Operating cash flow[1]	
	Q2 2006/07	Q2 2005/06	Q2 2006/07	Q2 2005/06	Q2 2006/07	Q2 2005/06	Q2 2006/07	Q2 2005/06	Q2 2006/07	Q2 2005/06
Controls	192	202	190	199	17	18	8.9%	9.0%	1	12
Process Systems	205	189	190	179	23	17	12.1%	9.5%	23	18
Rail Systems	106	124	127	101	22	13	17.3%	12.9%	48	30
APV	105	113	99	95	5	1	5.1%	1.1%	(7)	1
Eurotherm	27	29	27	30	3	4	11.1%	13.3%	3	5
Corporate	-	-	-	-	(9)	(8)	-	-	(14)	(7)
Continuing operations	**635**	**657**	**633**	**604**	**61**	**45**	**9.6%**	**7.5%**	**54**	**59**

1 Excluding legacy items. Operating cash flow from discontinued operations was an inflow of £1 million (Q2 2005/06: £14 million inflow).

Half Year	Orders received £m		Revenue £m		Operating profit/(loss) £m		Operating margin %		Operating cash flow[1]	
	H1 2006/07	H1 2005/06	H1 2006/07	H1 2005/06	H1 2006/07	H1 2005/06	H1 2006/07	H1 2005/06	H1 2006/07	H1 2005/06
Controls	384	394	372	383	28	30	7.5%	7.8%	(2)	19
Process Systems	410	365	363	339	43	29	11.8%	8.6%	25	10
Rail Systems	285	240	248	199	39	23	15.7%	11.6%	88	37
APV	233	224	195	185	8	2	4.1%	1.1%	(6)	(3)
Eurotherm	55	59	53	58	6	7	11.3%	12.1%	7	6
Corporate	-	-	-	-	(18)	(17)	-	-	(24)	(18)
Continuing operations	**1,367**	**1,282**	**1,231**	**1,164**	**106**	**74**	**8.6%**	**6.4%**	**88**	**51**

1 Excluding legacy items. Operating cash flow from discontinued operations was an inflow of £3 million (H1 2005/06: £15 million inflow).

Summary of results

During the quarter ended 30 September 2006, orders from continuing operations were down 2% at CER at £635 million (Q2 2005/06: £657 million). Revenue from continuing operations was up 7% at CER at £633 million (Q2 2005/06: £604 million) and operating profit before exceptional items was £61 million (Q2 2005/06: £45 million), up 41% at CER. Operating margin improved to 9.6% (Q2 2005/06: 7.5%).

Operating cash flow for the Group (before legacy items) in the quarter ended 30 September 2006 was an inflow of £55 million (Q2 2005/06: £73 million inflow). Free cash flow (before legacy items) was an outflow of £25 million (Q2 2005/06: £29 million inflow). Net debt at 30 September 2006 was £291 million, a reduction during the quarter of £439 million following conclusion of the 2006 Refinancing and the receipt of sales proceeds from the disposal of IBS.

High Yield Bond

In order to reduce interest costs by using surplus cash to redeem expensive debt, the Group made a tender offer in October 2006 to acquire up to the maximum principal amount of $180 million of US Dollar 9.875% Notes due 2011. The tender is being financed by surplus cash arising mainly from the IBS disposal. At the early tender deadline on 25 October 2006, $256 million in principal

amount had been validly tendered and the offer remains open until 2.00 pm London time today. As the tender has been oversubscribed, valid tenders will be accepted on a pro rata basis, for settlement tomorrow.

Successful completion of the tender offer is expected to reduce the Group's net cash interest cost by £2 million in this financial year and by £6 million next year. The £9 million premium on redemption of these notes (compared with the £5 million premium that would have been paid to redeem the notes when they became callable in March 2008) will be charged as an exceptional finance cost in Q3 2006/07, together with the non-cash write-off of unamortised capitalised costs of £3 million.

Outlook

The Group achieved a good performance in the first half of this financial year, which has seen some benefits from the continuing actions being taken within each of the businesses to improve their performance and reduce the quarterly variability of their results. Although the prospects for some of Controls' markets are unpredictable, the Board remains confident that the Group will make further progress in the second half of the financial year.

REVIEW OF THE BUSINESS

Orders

Orders received in the quarter ended 30 September 2006 were £635 million, a decrease of 2% at CER compared to £657 million for the quarter ended 30 September 2005. A summary of orders and movements at CER by business is set out below:

For the quarter ended 30 September	Q2 2005/06 Orders £m	Exchange £m	Q2 2005/06 at CER £m	Change at CER £m	Q2 2006/07 Orders £m	% Change[1]
Controls	202	(4)	198	(6)	192	(4)%
Process Systems	189	(4)	185	20	205	11%
Rail Systems	124	-	124	(18)	106	(14)%
APV	113	(2)	111	(6)	105	(5)%
Eurotherm	29	-	29	(2)	27	(5)%
Continuing operations	**657**	**(10)**	**647**	**(12)**	**635**	**(2)%**

[1] % Change is calculated based on underlying amounts in £'000s.

The order book reduced from £2,106 million at 30 June 2006 to £2,073 million at 30 September 2006, a fall of 1% at CER. The main contributor to the reduction was Rail Systems where the order book fell by £25 million due to the delay in the formal awards of some large contracts.

Revenue

Revenue in the quarter ended 30 September 2006 was £633 million (Q2 2005/06: £604 million), an increase of 7% at CER. The translation effect of foreign exchange rates during the quarter (significantly in relation to the US dollar and the euro) was a decrease in revenue of £11 million or 2%. A summary of revenue and movements at CER by business is set out below:

For the quarter ended 30 September	Q2 2005/06 Revenue £m	Exchange £m	Q2 2005/06 at CER £m	Change at CER £m	Q2 2006/07 Revenue £m	% Change[1]
Controls	199	(4)	195	(5)	190	(2)%
Process Systems	179	(4)	175	15	190	9%
Rail Systems	101	(1)	100	27	127	26%
APV	95	(1)	94	5	99	7%
Eurotherm	30	(1)	29	(2)	27	(6)%
Continuing operations	**604**	**(11)**	**593**	**40**	**633**	**7%**

1 % Change is calculated based on underlying amounts in £'000s.

Operating profit and margin

Operating profit before exceptional items was £61 million in the quarter ended 30 September 2006 (Q2 2005/06: £45 million), which represents an increase of 41% at CER. A summary of operating profit and movements at CER by business is set out below:

For the quarter ended 30 September	Q2 2005/06 OPBIT £m	Exchange £m	Q2 2005/06 at CER £m	Change at CER £m	Q2 2006/07 OPBIT £m	% Change[1]
Controls	18	(1)	17	-	17	4%
Process Systems	17	-	17	6	23	37%
Rail Systems	13	-	13	9	22	61%
APV	1	-	1	4	5	344%
Eurotherm	4	-	4	(1)	3	(15)%
Corporate	(8)	-	(8)	(1)	(9)	(5)%
Continuing operations	**45**	**(1)**	**44**	**17**	**61**	**41%**

1 % Change is calculated based on underlying amounts in £'000s.

Exceptional items

Exceptional items in the quarter ended 30 September 2006 totalled £nil (Q2 2005/06: £16 million). This included restructuring costs of £4 million (Q2 2005/06: £9 million) and a further £2 million charge on the Australian Superannuation Fund based on latest actuarial estimates. Offsetting these charges was a £5 million credit relating to the release of product recall provisions in Controls following successful management of the recalls. Additionally, a small gain on the sale of assets and operations of £1 million was recorded (Q2 2005/06: loss of £1 million) relating to the sale of a small contracting business in Controls.

Foreign exchange gains and losses

Foreign exchange gains in the quarter ended 30 September 2006 of £7 million (Q2 2005/06: £5 million losses) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. Of the exchange

gains, £2 million arose on US dollar borrowings and £3 million arose on euro borrowings as both currencies continued to weaken against sterling in the quarter.

Net finance costs

Net finance costs for the quarter ended 30 September 2006 reduced by £17 million to £15 million (Q2 2005/06: £32 million), mostly as a result of debt reductions from the 2006 Refinancing and the IBS disposal.

Taxation

The tax charge for the quarter was £7 million (Q2 2005/06: £6 million). This was based on an allocation of the estimated tax charge for the full year.

Profit from discontinued operations

A profit of £120 million was booked in the quarter wholly comprising a gain from the IBS disposal, completed on 28 July 2006. Gross proceeds received were £159 million.

Net profit

The net profit for the quarter ended 30 September 2006 was £165 million (Q2 2005/06: £39 million) driven by strong operating performance, reduced finance costs and the gain on the IBS disposal.

Cash flow

Operating cash flow excluding legacy items in the quarter was an inflow of £55 million (Q2 2005/06: £73 million inflow) including £54 million (Q2 2005/06: £59 million) from continuing operations. Despite a stronger result in operating profits, operating cash conversion fell due to working capital outflows in Controls and APV. Free cash flow excluding legacy items in Q2 2006/07 was an outflow of £25 million (Q2 2005/06: £29 million inflow). The reduced level of operating cash was further impacted by £31 million cash costs relating to the 2006 Refinancing.

Pensions

Overall the pension liability of £578 million as at 30 September 2006 has increased by £66 million in the quarter from £512 million. This follows the six-monthly update of actuarial assessments of pension assets and liabilities at 30 September 2006, resulting in an actuarial loss of £96 million (Q2 2005/06: loss of £64 million). The actuarial loss is primarily due to asset growth in the UK scheme being below the expected long term rate of return and an increase in UK inflation assumptions, partly offset by a small rise in UK bond yields. Contributions to defined benefit schemes in the quarter totalled £38 million of which £18 million was paid from disposal proceeds and £10 million to the UK scheme under the funding plan agreed in March 2006. Contributions to defined contribution schemes were £2 million.

Controls

For the quarter ended 30 September 2006	Q2 2006/07	Q2 2005/06	% change at CER	% total change
Orders received (£m)	192	202	(4)%	(5)%
Revenue (£m)	190	199	(2)%	(5)%
Operating profit (£m)	17	18	4%	(6)%
Operating margin (%)	8.9%	9.0%		
Operating cashflow (£m)	1	12	(84)%	(92)%
Employees (numbers)	13,668	13,988		(2)%

For the half year ended 30 September 2006	H1 2006/07	H1 2005/06	% change at CER	% total change
Orders received (£m)	384	394	(3)%	(3)%
Revenue (£m)	372	383	(3)%	(3)%
Operating profit (£m)	28	30	(5)%	(7)%
Operating margin (%)	7.5%	7.8%		
Operating cashflow (£m)	(2)	19	(106)%	(111)%
Employees (numbers)	13,668	13,988		(2)%

Developments

Management's actions to create a stable platform for future growth are beginning to benefit Controls' underlying performance. Market conditions were generally favourable across the majority of the business segments with demand for heating, air-conditioning and commercial refrigeration products in Europe continuing to grow along with robust appliance demand in the Americas and Europe. In North America the areas of business supplying the weaker US new residential housing market, in particular smoke and carbon monoxide alarms, did experience a slow down in orders but this effect was mitigated by improvements elsewhere.

Following the recent improvements in customer quality and on-time deliveries, price increases are being successfully implemented across targeted product groups to counter the recent high levels of raw material price inflation.

Performance

Due to the previously announced loss of the IMServ EDF contract and the disposal of certain contracting businesses, reported orders for the quarter fell 4% at CER to £192 million (Q2 2005/06: £202 million); excluding these items, orders were up 6% at CER.

Similarly, reported revenue was 2% lower at CER at £190 million (Q2 2005/06: £199 million) but was up 7% when adjusted for the above contract loss and disposals, due to the continued investment in and successful launch of new products together with favourable conditions in some markets and the initial benefit of price increases.

Operating profit rose 4% at CER to £17 million (Q2 2005/06: £18 million) with the volume gains, initial price increases and overhead savings offsetting significant raw material price inflation and loss of the profitable EDF contract. These factors, along with the disposal of the low margin contracting businesses, resulted in an operating margin of 8.9% (Q2 2005/06 9.0%), a significant improvement over the 6.0% margin reported in Q1 2006/07.

Operating cash inflow was £1 million compared to £12 million in Q2 2005/06; this reduction was mainly due to higher trade receivables. Also, Controls maintained the higher level of inventory put in place in Q1 2006/07 to back up its growth and price increases.

For the half year, reported orders fell to £384 million (H1 2005/06: £394 million), down 3% at CER but up 7% when adjusted for the lost IMServ EDF contract and disposal of the contracting businesses. Reported revenue of £372 million (H1 2005/06: £383 million) was 3% lower at CER but was up 6% when adjusted for the contract loss and disposals. Operating profit was £28 million (H1 2005/06: £30 million), a decrease of 5% at CER which was mainly driven by the loss of the EDF contract. The operating margin was 7.5% (H1 2005/06: 7.8%) and an operating cash outflow of £2 million was generated, compared to an inflow of £19 million in H1 2005/06.

Process Systems

For the quarter ended 30 September 2006	Q2 2006/07	Q2 2005/06	% change at CER	% total change
Orders received (£m)	205	189	11%	8%
Revenue (£m)	190	179	9%	6%
Operating profit (£m)	23	17	37%	35%
Operating margin (%)	12.1%	9.5%		
Operating cashflow (£m)	23	18	29%	28%
Employees (numbers)	6,931	6,630		5%

For the half year ended 30 September 2006	H1 2006/07	H1 2005/06	% change at CER	% total change
Orders received (£m)	410	365	12%	12%
Revenue (£m)	363	339	7%	7%
Operating profit (£m)	43	29	47%	48%
Operating margin (%)	11.8%	8.6%		
Operating cashflow (£m)	25	10	167%	150%
Employees (numbers)	6,931	6,630		5%

Developments

Process Systems has continued its recent quarter on quarter performance improvement as it benefits from both the strong end markets across the world (particularly oil and gas, petrochemicals and power generation) and the recent investment made in technology, overhead reduction and sales and marketing.

Following the successful launch in April of InFusion™, its enterprise control system that enables the integration of all plant floor systems with an enterprise's business information systems, a global marketing roadshow was highly successful with over 500 customers attending the events around the world. Three major orders for InFusion were secured in the second quarter, including two SCADA (supervisory control and data acquisition) wins which highlight the benefits of InFusion for pipeline applications.

Performance

Orders for the quarter rose 11% at CER to £205 million (Q2 2005/06: £189 million), with significant increases in each region. In particular, strong growth was seen in Asia Pacific where orders grew by 17% at CER driven primarily by growth in ASEAN on several large projects and in India with additional bookings on the Reliance oil refinery expansion project in Jamnagar, India. Strong growth in South America was driven by large bookings with Petróleos de Venezuela SA, Copesul in

Brazil and Electroandina in Chile. Orders from the seven global key accounts were up 48% in Q2 2006/07 and 34% in H1 2006/07 compared to the prior year.

Revenue increased by 9% at CER to £190 million (Q2 2005/06: £179 million), compared with growth of 5% at CER in Q1 2006/07, mainly driven by the performances of operations in Asia Pacific and EMEA. The growth in Asia Pacific was attributable to the execution of several major projects booked during the last financial year in ASEAN. Similarly, the EMEA region saw stronger backlog conversion from several large project bookings, particularly in the Middle East, Germany and Italy.

Operating profit rose 37% at CER to £23 million (Q2 2005/06: £17 million). The increase was driven by the incremental margin realised on higher factory shipments and the higher profits in both the Asia Pacific and EMEA regions resulted from higher volumes and margin improvements. The improved profitability in the EMEA region was also partially attributable to restructuring initiatives, including the disposal of a small European contracting business in April 2006. As a result, operating margin improved significantly to 12.1% (Q2 2005/06: 9.5%) and operating cash inflow increased to £23 million (Q2 2005/06: £18 million).

For the half year, orders rose 12% at CER to £410 million (H1 2005/06: £365 million) with significant increases in Asia Pacific, South America and EMEA regions. Revenue increased by 7% at CER to £363 million (H1 2005/06: £339 million) and operating profit rose 47% at CER to £43 million (H1 2005/06: £29 million). The operating margin improved significantly to 11.8% (H1 2005/06: 8.6%). Operating cash inflow was £25 million compared to £10 million in H1 2005/06.

Rail Systems

For the quarter ended 30 September 2006	Q2 2006/07	Q2 2005/06	% change at CER	% total change
Orders received (£m)	106	124	(14)%	(15)%
Revenue (£m)	127	101	26%	26%
Operating profit (£m)	22	13	61%	69%
Operating margin (%)	17.3%	12.9%	[redacted]	[redacted]
Operating cashflow (£m)	48	30	61%	60%
Employees (numbers)	3,072	2,833	[redacted]	8%

For the half year ended 30 September 2006	H1 2006/07	H1 2005/06	% change at CER	% total change
Orders received (£m)	285	240	18%	19%
Revenue (£m)	248	199	24%	25%
Operating profit (£m)	39	23	65%	70%
Operating margin (%)	15.7%	11.6%	[redacted]	[redacted]
Operating cashflow (£m)	88	37	134%	138%
Employees (numbers)	3,072	2,833	[redacted]	8%

Developments

Rail Systems had another good quarter demonstrating its strength within its core markets. In the UK, it has now been confirmed as the preferred supplier for three out of the six new Network Rail Category A signalling framework agreements but is still awaiting the formal awards of contracts for initial works under these framework agreements. The Iberian market remained strong and included the first order for European Rail Traffic Management System technology in a suburban commuter environment.

In the US, the anticipated benefits of the signing of the Transportation Bill last year have been slower to materialise than expected but there was some improvement in orders for signalling as the railroad companies focused on increasing capacity.

Performance

Order intake at Rail Systems, which is subject to variability due to the significant size of some orders, was down 14% at CER in the quarter with a number of large orders awaiting finalisation of contract documentation; these are expected to be concluded during the remainder of the financial year.

Revenue of £127 million (Q2 2005/06: £101 million) was 26% higher at CER, reflecting the strong conversion of the order backlog into revenue, particularly in UK mainline and mass transit contracts.

Operating profit rose to £22 million (Q2 2005/06: £13 million), an increase of 61% at CER reflecting the increase in revenue and an improved sales mix. As a result, operating margin in the quarter rose to 17.3% (Q2 2005/06: 12.9%).

Operating cash inflow was £48 million compared to £30 million in Q2 2005/06. This improvement was mainly due to strong receipts on long term contracts as well as the underlying increase in operating profit.

For the half year, orders, revenue, operating profit and operating cashflow all improved over the prior year. Orders were 18% higher at CER at £285 million (H1 2005/06: £240 million) with particularly encouraging levels of new work in Spain. Revenue was 24% higher at CER at £248 million (H1 2005/06: £199 million) and operating profit grew by 65% at CER to £39 million (H1 2005/06: £23 million). Operating margin for the half year was 15.7% (H1 2005/06: 11.6%). Operating cash inflow was £88 million (H1 2005/06: £37 million), driven by particularly strong receipts on long term contracts.

APV

For the quarter ended 30 September 2006	Q2 2006/07	Q2 2005/06	% change at CER	% total change
Orders received (£m)	105	113	(5)%	(7)%
Revenue (£m)	99	95	7%	4%
Operating profit (£m)	5	1	344%	400%
Operating margin (%)	5.1%	1.1%		
Operating cashflow (£m)	(7)	1	(716)%	(800)%
Employees (numbers)	2,868	2,677		7%

For the half year ended 30 September 2006	H1 2006/07	H1 2005/06	% change at CER	% total change
Orders received (£m)	233	224	4%	4%
Revenue (£m)	195	185	6%	5%
Operating profit (£m)	8	2	319%	300%
Operating margin (%)	4.1%	1.1%		
Operating cashflow (£m)	(6)	(3)	(102)%	(100)%
Employees (numbers)	2,868	2,677		7%

Developments

APV made further good progress in the quarter in improving the quality of its earnings through better project execution and increased focus upon product, spares and services (PSS) revenue. Although demand for industrial plate heat exchangers remains strong, acceptance of new orders has been delayed by the continued shortage of supply of titanium; discussions with alternative suppliers are progressing.

Performance

Orders for the quarter fell to £105 million (Q2 2005/06: £113 million), down 5% at CER, driven by the shortage of titanium reducing order intake for industrial plate heat exchangers within PSS. This was partially offset by good PSS and project order intake in North America.

Revenue of £99 million (Q2 2005/06: £95 million) was 7% higher at CER, primarily due to good growth in PSS revenue in both industrial and non-industrial sectors. Project revenue was lower by 6% driven by a lower opening order book.

Operating profit rose to £5 million (Q2 2005/06: £1 million) driven by the growth in PSS revenue, an improvement in project margins and strong factory capacity utilisation, resulting in an improved operating margin of 5.1% (Q2 2005/06: 1.1%). An operating cash outflow of £7 million (Q2 2005/06: £1 million inflow) was caused mainly by higher payments for raw materials and increased receivables due to higher sales volumes.

For the half year, orders rose 4% at CER to £233 million (H1 2005/06: £224 million). Revenue was 6% higher at CER at £195 million (H1 2005/06: £185 million). Operating profit increased to £8 million (H1 2005/06: £2 million) and operating margin improved to 4.1% (H1 2005/06: 1.1%). Operating cash outflow was £6 million (H1 2005/06: £3 million outflow).

Eurotherm

For the quarter ended 30 September 2006	Q2 2006/07	Q2 2005/06	% change at CER	% total change
Orders received (£m)	27	29	(5)%	(7)%
Revenue (£m)	27	30	(6)%	(10)%
Operating profit (£m)	3	4	(15)%	(25)%
Operating margin (%)	11.1%	13.3%		
Operating cashflow (£m)	3	5	(42)%	(40)%
Employees (numbers)	1,116	1,176		(5)%

For the half year ended 30 September 2006	H1 2006/07	H1 2005/06	% change at CER	% total change
Orders received (£m)	55	59	(7)%	(7)%
Revenue (£m)	53	58	(8)%	(9)%
Operating profit (£m)	6	7	(14)%	(14)%
Operating margin (%)	11.3%	12.1%		
Operating cashflow (£m)	7	6	10%	17%
Employees (numbers)	1,116	1,176		(5)%

Developments

Eurotherm is implementing its major restructuring programme which will enable it to capture the expected growth in certain product and regional markets and to address issues within its manufacturing cost base.

Its product and solutions offerings have been enhanced by the introduction of new industrial controllers, graphic recorders and system components, which will assist the recently established heat treatment and life science sales and marketing teams.

European manufacturing restructuring is progressing but at a slower pace than anticipated due to some delays in identifying a suitable facility in Poland and, due to its impact on manufacturing resources, this has caused a similar delay in opening the Shanghai manufacturing plant in China. However, neither of these is likely to have a material effect on the overall programme.

Performance

Orders and revenue in the second quarter continue to be affected by the ending of part of its motor drives distribution agreement in November last year. Orders in the quarter were £27 million (Q2 2005/06: £29 million), due entirely to a £3 million fall in drives orders; underlying orders for the remaining business rose by £1 million over the prior year helped by good systems orders in the US. Revenue was £27 million (Q2 2005/06: £30 million), the reduction due entirely to the £3 million fall in motor drives revenue compared to the prior year.

Operating profit in the second quarter was £3 million (Q2 2005/06: £4 million), a decrease of 15% at CER, caused mainly by the reduced contribution from motor drives revenue and some additional costs relating to the manufacturing reorganisation. Operating margin was 11.1% (Q2 2005/06: 13.3%) and operating cash inflow was £3 million (Q2 2005/06: £5 million) primarily due to the lower operating profit.

For the half year, orders were £55 million (H1 2005/06: £59 million) and revenue was £53 million (H1 2005/06: £58 million). Operating profit was £6 million (H1 2005/06: £7 million) and operating cash flow was £7 million (H1 2005/06: £6 million).

Invensys plc

Consolidated income statement (unaudited)

For the quarter ended 30 September 2006

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Notes	Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
		Continuing operations			
1,231	1,164	Revenue	1	633	604
(1,125)	(1,090)	Operating expenses before exceptional items		(572)	(559)
106	74	**Operating profit before exceptional items**	1	61	45
(15)	(22)	Exceptional items	3	-	(16)
91	52	**Operating profit**	2	61	29
27	(21)	Foreign exchange gains/(losses)	4	7	(5)
(55)	-	Exceptional finance costs - 2006 Refinancing		-	-
(54)	(77)	Finance costs		(19)	(39)
11	13	Finance income		4	7
(4)	(3)	Other finance charges - IAS 19		(1)	(1)
16	(36)	**Profit/(loss) before taxation**		52	(9)
(9)	(11)	Taxation - overseas		(7)	(6)
7	(47)	**Profit/(loss) from continuing operations**		45	(15)
124	60	**Profit from discontinued operations**	5	120	54
131	13	**Net profit for the period**		165	39
		Attributable to:			
131	11	Equity holders of the parent		166	39
-	2	Minority interests		(1)	-
131	13			165	39
		Earnings/(loss) per share			
		Continuing operations			
1.0 p	(7.6) p	Earnings/(loss) per share (basic)	7	5.9 p	(2.1) p
1.0 p	(7.6) p	Earnings/(loss) per share (diluted)	7	5.9 p	(2.1) p
		Discontinued operations			
18.5 p	9.4 p	Earnings per share (basic)	7	15.5 p	8.5 p
18.2 p	9.4 p	Earnings per share (diluted)	7	15.2 p	8.5 p

Invensys plc

Consolidated balance sheet (unaudited)

As at 30 September 2006

31 March 2006 £m		Notes	30 September 2006 £m	30 September 2005 £m
	ASSETS			
	Non-current assets			
348	Property, plant and equipment		323	375
222	Intangible assets - goodwill		211	228
81	Intangible assets - other		83	80
8	Deferred income tax assets		8	10
7	Amounts due from contract customers		5	6
34	Other receivables		36	35
18	Other financial assets		19	13
42	Pension asset		8	41
760			693	788
	Current assets			
212	Inventories		227	237
161	Amounts due from contract customers		176	142
583	Trade and other receivables		557	592
450	Cash and cash equivalents		287	673
4	Current income tax receivable		3	–
4	Derivative financial instruments		3	8
1,414			1,253	1,652
54	Assets held for sale	8	6	18
2,228	**TOTAL ASSETS**		1,952	2,458
	LIABILITIES			
	Non-current liabilities			
(1,191)	Borrowings		(576)	(1,359)
(98)	Provisions		(72)	(82)
(17)	Deferred income tax liabilities		(12)	(20)
(26)	Amounts due to contract customers		(38)	(21)
(13)	Other payables		(17)	(18)
(531)	Pension liability		(586)	(650)
(1,876)			(1,301)	(2,150)
	Current liabilities			
(600)	Trade and other payables		(549)	(569)
(148)	Amounts due to contract customers		(190)	(122)
(11)	Borrowings		(2)	(4)
(2)	Derivative financial instruments		(1)	(2)
(62)	Current income tax payable		(63)	(70)
(97)	Provisions		(97)	(108)
(920)			(902)	(875)
(25)	Liabilities held for sale	8	–	(17)
(2,821)	**TOTAL LIABILITIES**		(2,203)	(3,042)
(593)	**NET LIABILITIES**		(251)	(584)
	EQUITY			
	Equity attributable to equity holders of the parent			
57	Equity share capital		80	57
3,881	Other reserves		4,166	3,874
(4,597)	Retained earnings		(4,559)	(4,582)
(659)	**Equity holders of parent**		(313)	(651)
66	Minority interests		62	67
(593)	**TOTAL EQUITY**	9	(251)	(584)

Consolidated cash flow statement (unaudited)

For the quarter ended 30 September 2006

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Notes	Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
		Operating activities			
		Operating profit:			
91	52	Continuing operations	2	61	29
4	15	Discontinued operations	5	–	8
26	28	Depreciation of property, plant and equipment		13	15
7	7	Amortisation of intangible assets - other		4	3
–	6	Provision for impairment charged to operating profit		–	6
(3)	4	(Gain)/loss on sale of assets and operations	3	(1)	1
4	1	Sale of property, plant and equipment		1	–
6	(1)	Sale of subsidiaries		6	(1)
3	2	Non-cash charge for share-based payment		2	1
(27)	(20)	Increase in inventories		(5)	(5)
(6)	(16)	(Increase)/decrease in receivables		(2)	1
45	42	Increase in net amounts due to contract customers		28	22
(43)	(54)	Decrease in payables and provisions		(34)	(10)
4	(26)	Movement in pensions		(28)	(25)
111	40	**Cash generated from operations**		45	45
(8)	(11)	Income taxes paid		(3)	(8)
(69)	(65)	Interest paid		(52)	(47)
(29)	–	Net finance costs - 2006 Refinancing		(29)	–
5	(36)	**Cash flows from operating activities**		(39)	(10)
		Investing activities			
13	13	Interest received		6	7
(24)	(20)	Purchase of property, plant and equipment		(13)	(12)
(11)	(13)	Expenditure on intangible assets - other		(6)	(6)
–	(1)	Purchase of subsidiaries		–	(1)
150	214	Sale of subsidiaries		156	222
(2)	(21)	Net cash disposed of on sale of subsidiaries		–	(21)
(1)	(3)	Dividends paid to minority interests		(1)	–
125	169	**Cash flows from investing activities**		142	189
		Financing activities			
342	–	Issue of ordinary share capital		339	–
(19)	–	Share issue expenses		(18)	–
(19)	–	Facility fees capitalised		(6)	–
155	22	Increase in long-term borrowings		155	–
–	(24)	Repayment of short-term borrowings		–	–
(737)	(112)	Repayment of long-term borrowings		(731)	(112)
(1)	(3)	Capital element of finance lease repayments		–	(2)
(279)	(117)	**Cash flows from financing activities**		(261)	(114)
(149)	16	**Net (decrease)/increase in cash and cash equivalents**		(158)	65
450	638	Cash and cash equivalents at beginning of period		441	601
(14)	19	Net foreign exchange difference		4	7
287	673	**Cash and cash equivalents at end of period**		287	673

Invensys plc

Consolidated statement of recognised income and expense (unaudited)

For the quarter ended 30 September 2006

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
-	-	Losses on revaluation of available-for-sale investments taken to equity	-	(1)
		Gains on cash flow hedges:		
-	2	Gains taken to equity	-	1
(2)	(2)	Transferred to income statement for the period	(2)	(1)
(16)	4	Exchange differences on translation of foreign operations	(3)	4
(1)	(1)	Foreign exchange gains transferred on disposal of operations	(1)	(1)
(96)	(64)	Actuarial loss recognised on defined benefit pension schemes	(96)	(64)
(115)	(61)	**Net expense recognised directly in equity**	(102)	(62)
131	13	Net profit for the period	165	39
16	(48)	**Total recognised income/(expense) for the period**	63	(23)
		Attributable to:		
19	(52)	Equity holders of the parent	65	(22)
(3)	4	Minority interests	(2)	(1)
16	(48)		63	(23)

1 Segmental analysis

	Half year ended 30 September 2006 Revenue £m	Half year ended 30 September 2005 Revenue £m	Half year ended 30 September 2006 Operating profit/(loss) * £m	Half year ended 30 September 2005 Operating profit/(loss) * £m	Quarter ended 30 September 2006 Revenue £m	Quarter ended 30 September 2005 Revenue £m	Quarter ended 30 September 2006 Operating profit/(loss) * £m	Quarter ended 30 September 2005 Operating profit/(loss) * £m
Business								
Controls	372	383	28	30	190	199	17	18
Process Systems	363	339	43	29	190	179	23	17
Rail Systems	248	199	39	23	127	101	22	13
APV	195	185	8	2	99	95	5	1
Eurotherm	53	58	6	7	27	30	3	4
Corporate	–	–	(18)	(17)	–	–	(9)	(8)
Continuing operations	1,231	1,164	106	74	633	604	61	45
Geographical analysis by origin								
United Kingdom	163	145	20	13	85	74	11	9
Rest of Europe	344	328	26	23	176	167	15	13
North America	467	463	53	40	236	244	29	23
South America	52	47	3	5	28	25	1	2
Asia Pacific	170	150	19	8	91	78	12	5
Africa and Middle East	35	31	3	2	17	16	2	1
Corporate	–	–	(18)	(17)	–	–	(9)	(8)
Continuing operations	1,231	1,164	106	74	633	604	61	45
Geographical analysis of revenue by destination								
United Kingdom	152	135			80	70		
Rest of Europe	341	331			174	172		
North America	440	437			224	232		
South America	56	52			30	28		
Asia Pacific	183	164			96	84		
Africa and Middle East	59	45			29	18		
Continuing operations	1,231	1,164			633	604		
Geographical analysis of discontinued operations by origin								
United Kingdom	–	36	–	(1)	–	14	–	(1)
Rest of Europe	–	28	–	3	–	11	–	2
North America	22	53	4	6	5	28	–	3
South America	–	–	–	–	–	–	–	–
Asia Pacific	2	73	–	7	1	39	–	4
Africa and Middle East	–	4	–	–	–	1	–	–
Discontinued operations	24	194	4	15	6	93	–	8

* Before exceptional items.

2 Operating profit

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
1,231	1,164	Revenue	633	604
(895)	(858)	Cost of sales	(456)	(443)
336	306	Gross profit	177	161
(6)	(8)	Distribution costs	(3)	(4)
(224)	(224)	Administrative costs before exceptional items	(113)	(112)
106	74	Operating profit before exceptional items	61	45
(15)	(22)	Exceptional items *(note 3)*	-	(16)
91	52	Operating profit	61	29
		Segmental analysis of operating profit:		
		Business		
31	22	Controls	20	11
42	23	Process Systems	23	15
39	23	Rail Systems	22	13
8	(3)	APV	4	(3)
6	7	Eurotherm	3	4
(35)	(20)	Corporate	(11)	(11)
91	52	Operating profit	61	29

3 Exceptional items

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
(6)	(12)	Restructuring costs	(4)	(9)
-	(6)	Impairment: property, plant and equipment	-	(6)
(12)	-	Other exceptional items	3	-
3	(4)	Gain/(loss) on sale of assets and operations	1	(1)
(15)	(22)	Exceptional items	-	(16)
		Restructuring costs by business:		
(3)	(5)	Controls	(3)	(5)
(1)	(3)	Process Systems	-	(1)
(2)	(4)	APV	(1)	(3)
(6)	(12)		(4)	(9)

4 Foreign exchange gains/(losses)

Foreign exchange gains in the quarter of £7 million (Q2 2005/06: losses of £5 million) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling.

Of the exchange gains in the quarter, £2 million arose on dollar borrowings and £3 million arose on euro borrowings.

These foreign currency borrowings are held as an economic hedge by reference to the Group's underlying cash generation by currency. However, they are not accounted for as net investment hedges under IAS 39 and consequently exchange differences arising on these borrowings are recorded in the income statement.

5 Profit from discontinued operations

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
		Profit from discontinued operations comprises the following:		
24	194	Revenue	6	93
(20)	(179)	Operating expenses before exceptional items	(6)	(85)
4	15	Operating profit before exceptional items	–	8
–	–	Exceptional items	–	–
4	15	Operating profit	–	8
126	132	Profit on assets divested	126	132
(7)	(91)	Charge of associated goodwill	(7)	(91)
–	5	Settlements and curtailments credit - IAS 19	–	5
1	1	Foreign exchange gain transferred on disposal of operations	1	1
120	47	Profit on disposal of operations	120	47
124	62	Profit before tax on discontinued operations	120	55
–	(2)	Taxation	–	(1)
124	60	Profit from discontinued operations	120	54

6 Reconciliation of cash flows from operating activities to free cash flow excluding legacy items

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
5	(36)	Cash flows from operating activites	(39)	(10)
(35)	(33)	Capital expenditure included within investing activities	(19)	(18)
13	13	Interest received	6	7
(15)	–	Facility fees capitalised within prepayments	(2)	–
(6)	1	Disposal of continuing operations	(6)	1
–	14	Disposal working capital movement	–	14
(38)	(41)	Free cash flow including legacy items	(60)	(6)
21	48	Add back net legacy items	35	35
(17)	7	Free cash flow excluding legacy items	(25)	29

The directors consider that the best measure of the Group's cash performance is free cash flow excluding legacy items as calculated above.

Legacy items relate to payments and receipts in respect of legacy liabilities. These liabilities are specific liabilities that were classified as such at the time of the Group's refinancing in 2004. These legacy liabilities comprise pension funding obligations, environmental matters arising prior to March 2004, tax due from or in respect of years ending prior to March 2004, litigation and other settlements of actions or potential action, each arising prior to March 2004 and transition costs in connection with the reshaping of the Group in early 2003.

7 Earnings/(loss) per share

Half year ended 30 September 2006	Half year ended 30 September 2005		Quarter ended 30 September 2006	Quarter ended 30 September 2005
		Earnings/(loss) per share (pence)		
		Continuing operations		
1.0 p	(7.6)p	Basic	5.9 p	(2.1)p
1.0 p	(7.6)p	Diluted	5.9 p	(2.1)p
7.5 p	(0.5)p	Before exceptional items, exceptional finance costs and foreign exchange gains and losses	5.0 p	1.3 p
		Discontinued operations		
18.5 p	9.4 p	Basic	15.5 p	8.5 p
18.2 p	9.4 p	Diluted	15.2 p	8.5 p
		Total Group		
19.5 p	1.8 p	Basic	21.4 p	6.4 p
19.2 p	1.8 p	Diluted	21.1 p	6.4 p
		Weighted average number of shares (million)*		
671	609	Basic	774	609
13	-	Effect of dilution – share options	12	1
684	609	Diluted	786	610
		Earnings/(loss) (£m)		
		Continuing operations		
7	(46)	Basic	46	(13)
		Before exceptional items, exceptional finance costs and foreign exchange gains and losses		
106	74	Operating profit before exceptional items	61	45
(54)	(77)	Finance costs	(19)	(39)
11	13	Finance income	4	7
(4)	(3)	Other finance charges - IAS 19	(1)	(1)
59	7	Operating profit less net finance costs	45	12
(9)	(11)	Taxation on operating profit less net finance costs	(7)	(6)
–	1	Minority interests	1	2
50	(3)		39	8
		Discontinued operations		
124	57	Basic	120	52
		Total Group		
131	11	Basic	166	39

The basic earnings/(loss) per share for the quarter has been calculated using 774 million shares (Q2 2005/06: 609 million), being the weighted average number of shares in issue during the quarter and the profit/(loss) after taxation and minority interests for continuing operations, discontinued operations and total Group as shown above.

Earnings/(loss) per share is also calculated by reference to earnings before exceptional items, exceptional finance costs and foreign exchange gains and losses with an underlying tax charge of £7 million for continuing operations (Q2 2005/06: £6 million), since the directors consider that this gives a useful additional indication of undertying performance.

The diluted earnings/(loss) per share has been calculated in accordance with IAS 33, Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of this quarterly report.

*Comparative figures for the weighted average number of shares have been restated after adjusting for the bonus element of the 2 for 5 Rights Issue and the share consolidation of one 10p share for every ten 1p shares in July 2006. The adjustment factor for the Rights Issue is 1.070588 calculated using 19.75p per share, being the closing price on 6 July 2006.

8 Assets and liabilities held for sale

Assets and liabilities held for sale as at 30 September 2006 consist of the Group's surplus freehold property portfolio. Assets and liabilities held for sale as at 30 September 2005 consist of the Group's surplus freehold property and the assets and liabilities of ABS EMEA, Lambda and Baker. Assets and liabilities held for sale as at 31 March 2006 consist of the Group's freehold property portfolio, the assets and liabilities of a small business within Process Systems, and the assets and liabilities of IBS.

9 Reconciliation of movements in equity

Half year ended 30 September 2006 £m	Half year ended 30 September 2005 £m		Quarter ended 30 September 2006 £m	Quarter ended 30 September 2005 £m
(593)	(476)	**Opening equity**	(640)	(491)
-	10	Adoption of IAS 39	-	-
(593)	(466)	**As restated after adoption of IAS 39**	(640)	(491)
16	(48)	Total recognised income/(expense) for the period	63	(23)
4	1	Share-based payment	3	1
323	-	Issue of share capital (net of issue expenses)	323	-
-	(71)	Disposal of minority interests	-	(71)
(1)	-	Dividends paid to minority interests	-	-
(251)	(584)	**At end of period**	(251)	(584)
		Attributable to:		
(313)	(651)	Equity holders of the parent	(313)	(651)
62	67	Minority interests	62	67
(251)	(584)		(251)	(584)
		Effect of changes in accounting policy:		
	4	Net gain on cash flow hedges on first-time adoption of IAS 39		
	6	Net gain on available-for-sale investments on first-time adoption of IAS 39		
	10	Increase in total equity		

10 Basis of preparation

The Group prepares its annual financial statements on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. The financial information presented in this quarterly report has been prepared in accordance with the accounting policies expected to be used in preparing the annual financial statements for the year ended 31 March 2007, which do not differ significantly from those used for the most recent financial statements.

11 Financial information

This quarterly report was approved by a duly appointed and authorised committee of the Board of directors on 8 November 2006. This statement does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985. The financial information for the quarter ended 30 September 2006 is unaudited. The financial information for the balance sheet as at 31 March 2006 has been extracted from statutory accounts on which an unqualified audit report has been issued.

The statutory accounts of Invensys plc for the year ended 31 March 2006 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts in accordance with section 235 of the Companies Act 1985 and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

12 Events after the balance sheet date

Tender for High Yield Bond

In order to reduce interest costs by using surplus cash to redeem expensive debt, the Group made a tender offer in October 2006 to acquire up to the maximum principal amount of $180 million of US Dollar 9.875% Notes due 2011. The tender is being financed by surplus cash arising mainly from the IBS disposal. At the early tender deadline on 25 October 2006, $256 million in principal amount had been validly tendered and the offer remains open until 2.00pm London time, 9 November 2006. As the tender has been oversubscribed, valid tenders will be accepted on a pro rata basis, for settlement on 10 November 2006.

Successful completion of the tender offer is expected to reduce the Group's net cash interest cost by £2 million in this financial year and by £6 million next year. The £9 million premium on redemption of these notes (compared with the £5 million premium that would have been paid to redeem the notes when they became callable in March 2008) will be charged as an exceptional finance cost in Q3 2006/07, together with the non-cash write-off of unamortised capitalised costs of £3 million.

13 Exchange rates

	Half year ended 30 September 2006 Average	Half year ended 30 September 2005 Average	Quarter ended 30 September 2006 Average	Quarter ended 30 September 2005 Average
US$ to £1	1.84	1.82	1.86	1.79
Euro to £1	1.46	1.47	1.47	1.47

	31 March 2006 Closing	30 September 2006 Closing	30 September 2005 Closing
US$ to £1	1.74	1.87	1.77
Euro to £1	1.43	1.47	1.47